SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Schedule TO
(Amendment No. 4)
Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
TOWERS WATSON & CO.

(Name of Subject Company (Issuer) and Filing Person (Offeror))
Class B-1 Common Stock

(Title of Class of Securities)
Not applicable

(CUSIP Numbers of Class of Securities)
John J. Haley
Chairman of the Board of Directors and Chief Executive Officer
Towers Watson & Co.
875 Third Avenue
New York, NY 10022
(212) 725-7550

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)
With copies to:

Walter W. Bardenwerper Neil D. Falis Towers Watson & Co. 901 North Glebe Road Arlington, VA 22203-1853 Telephone: (703) 258-8000 Facsimile: (703) 258-8585	Charles J. Conroy Milbank, Tweed, Hadley & McCloy LLP One Chase Manhattan Plaza New York, NY 10005 Telephone: (212) 530-5000 Facsimile: (212) 530-5219

CALCULATION OF FILING FEE

Transaction valuation(*)	Amount of Filing Fee(**)
$200,000,000.00	$14,260.00

*	Calculated solely for the purpose of determining the amount of the filing fee. This valuation is based on one-fiftieth of one percent of the aggregate principal amount of notes to be exchanged ($200,000,000) for outstanding shares of Class B-1 Common Stock, par value of $0.01, (the “Class B-1 Common Stock”), as described herein.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals $71.30 for each $1,000,000 of the value of the transaction.
☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $14,260.00	Filing Party: Towers Watson & Co.
Form or Registration No.: Schedule TO	Date Filed: May 17, 2010

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

☐	Check the following box if the filing is a final amendment reporting the results of the tender offer:☐

☐	If applicable, check the appropriate box(es) below to designate the appropriate rule provisions(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

Items 1 through 11.
Item 12. Exhibits.
Item 13. Information Required by Schedule 13E-3.
SIGNATURES
EXHIBIT INDEX
EX-99.A.5.D

     This Amendment No. 4 to the Issuer Tender Offer Statement on Schedule TO (together with the Initial Schedule TO, Amendment No. 1, Amendment No. 2, and Amendment No. 3 (each as defined below), and as amended hereby, the “Schedule TO”), is filed by Towers Watson & Co., a Delaware corporation (the “Company”). This Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed on May 17, 2010 (the “Initial Schedule TO”), Amendment No. 1 to the Schedule TO filed on May 21, 2010 (“Amendment No. 1”), Amendment No. 2 to the Schedule TO filed on May 25, 2010 (“Amendment No. 2”), and Amendment No. 3 to the Schedule TO filed on June 4, 2010 (“Amendment No. 3”), and relates to the offer by the Company pursuant to Rule 13e-4 under the Securities Exchange Act of 1934, as amended, to exchange up to all of the shares of Class B-1 Common Stock, par value $.01 per share, of the Company, for an unsecured subordinated note due March 15, 2012 (a “New Note”, and collectively, the “New Notes”) with each New Note having a principal amount equal to the “Exchange Ratio”, provided that the aggregate principal amount of the New Notes does not exceed $200,000,000, upon the terms and subject to the conditions set forth in the Offer to Exchange, dated May 17, 2010 (as amended and supplemented from time to time, the “Offer to Exchange”) and the related offer materials (as amended and supplemented from time to time, the “Offer Documents”).
Items 1 through 11.
     The information set forth in the Offer Documents is incorporated herein by reference with respect to Items 1 — 11 of this Schedule TO.
     Item 4(a) of the Schedule TO is hereby amended and supplemented by adding the following thereto:
     On June 10, 2010, Towers Watson issued a press release announcing that the Exchange Ratio for the Offer will be $43.43, which represents the principal amount of each New Note to be issued in exchange for a share of Class B-1 Common Stock validly tendered and accepted for exchange in the Offer. As previously disclosed, the aggregate principal amount of the New Notes issued in the Offer will not exceed $200,000,000. Based on the foregoing, the maximum amount of shares of Class B-1 Common Stock sought in the Offer is 4,605,112, subject to prorating.
     The Exchange Ratio equalled the “Weighted Average Price”, which was the volume-weighted average price for shares of Towers Watson’s Class A Common Stock for each trading day in the “Pricing Period” as displayed under the heading “Bloomberg VWAP” on Bloomberg Page TW. The Pricing Period was defined as the 10 consecutive trading day period ending on and including June 10, 2010, the Pricing Date (unless extended), in respect of the period beginning at 9:30 a.m., New York City time and ending at 4:00 p.m., New York City time on the Pricing Date.
     The full text of Towers Watson’s press release, relating to the announcement of the final Exchange Ratio and the maximum number of shares of Class B-1 Common Stock sought in the Offer, is filed herewith as Exhibit (a)(5)(D) and is incorporated herein by reference.

Item 12. Exhibits.

(a)(1)(A)	Offer to Exchange, dated May 17, 2010.(1)

(a)(1)(B)	Letter of Transmittal.(1)

(a)(5)(A)	Press Release issued by the Company, dated May 17, 2010.(1)

(a)(5)(B)	Canadian Issuer Bid Circular.(1)

(a)(5)(C)	Supplement to the Offer to Exchange, dated May 20, 2010 (2)

(a)(5)(D)	Press Release issued by the Company, dated June 10, 2010.**

(d)(1)	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes.(1)

**	Filed herewith.

(1)	Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on May 17, 2010.

(2)	Incorporated by reference from Amendment No. 1, filed by the Company with the Securities and Exchange Commission on May 21, 2010.
Item 13. Information Required by Schedule 13E-3.
     Not applicable.

SIGNATURES
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date: June 10, 2010

TOWERS WATSON & CO.
By:	/s/ Walter W. Bardenwerper
	Name:	Walter W. Bardenwerper
Tile: Vice President, General Counsel and Secretary

EXHIBIT INDEX

(a)(1)(A)	Offer to Exchange, dated May 17, 2010.(1)

(a)(1)(B)	Letter of Transmittal.(1)

(a)(5)(A)	Press Release issued by the Company, dated May 17, 2010.(1)

(a)(5)(B)	Canadian Issuer Bid Circular.(1)

(a)(5)(C)	Supplement to the Offer to Exchange, dated May 20, 2010 (2)

(a)(5)(D)	Press Release issued by the Company, dated June 10, 2010.**

(d)(1)	Form of Towers Watson Notes Indenture and Form of Towers Watson Notes.(1)

**	Filed herewith.

(1)	Incorporated by reference from the Initial Schedule TO, filed by the Company with the Securities and Exchange Commission on May 17, 2010.

(2)	Incorporated by reference from Amendment No. 1, filed by the Company with the Securities and Exchange Commission on May 21, 2010.

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